July 12, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Joseph McCann

Re:	Iterum Therapeutics plc
Registration Statement on Form S-3
File No. 333-232569
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Iterum Therapeutics plc hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-232569), so that it may become effective at 4:30 p.m., Eastern time, on July 16, 2019, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Corey N. Fishman
Corey N. Fishman
President and Chief Executive Officer